SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

January 19, 2006

Date of report (date of earliest event reported)

Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000 www.mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53703 (608) 252-7000	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.05. Cost Associated with Exit or Disposal Activities.

On January 19, 2006, Madison Gas and Electric Company (MGE) announced a plan that includes discontinuing coal use at the end of 2011 at its Blount Generating Station in Madison, Wisconsin. The plant is capable of burning coal and natural gas. The plant will continue to run on natural gas but will be reduced from its current 190-megawatt capacity to 100 megawatts when coal burning is discontinued. MGE anticipates full regulatory recovery of the costs associated with discontinuing coal at Blount. See Exhibit 99.1 attached to this Form 8-K for more information on this plan.

Certain of the statements contained in this Report are forward-looking statements within the meaning of the Private Securities Litigation ReForm Act of 1995. Words such as "believe," "expect," "anticipate," and other similar words, generally identify forward-looking statements. Such forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those projected, expressed or implied. Such risks and uncertainties include those matters discussed under "Forward-Looking Statements" in MGE Energy, Inc.'s and MGE's quarterly filings on Form 10-Q and their annual filings on Form 10-K. Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this Report. MGE Energy, Inc. and MGE undertake no obligation to publicly release any revision to these forward-looking statements to reflect events or circumstances after the date of this Report.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired:

   Not applicable.

(b) Pro forma financial information:

   Not applicable.

(c) Exhibits: The following exhibit is included with this report:

   Exhibit No. 99.1. Press release of Madison Gas and Electric Company, issued on January 19, 2006.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

/s/ Jeffrey C. Newman
Jeffrey C. Newman
Vice President and Treasurer

Date: January 23, 2006

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated January 19, 2006

Exhibit No. 99.1. Press release of Madison Gas and Electric Company, issued on January 19, 2006.